                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13A-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF    MAY  , 2001
                                         ---------

                          ROYAL CARIBBEAN CRUISES LTD.
                 -----------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                 -----------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                       FORM 20-F [X]      FORM 40-F [ ]



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             YES [ ]     NO [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT

                               FIRST QUARTER 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT

                                                              PAGE
                                                              ----

Consolidated Statements of Operations for the First
Quarters Ended March 31, 2001 and 2000 .............            1


Consolidated Balance Sheets as of March 31, 2001 and
December 31, 2000 ..................................            2


Consolidated Statements of Cash Flows for the Three
Months Ended March 31, 2001 and 2000 ...............            3


Notes to the Consolidated Financial Statements .....            4


Management's Discussion and Analysis of Financial
Condition and Results of Operations ................            7

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                               FIRST QUARTER ENDED MARCH 31,
                                                              -------------------------------
                                                                2001                  2000
                                                              ---------             ---------
REVENUES .........................................            $ 726,878             $ 707,786
                                                              ---------             ---------
EXPENSES
     Operating ...................................              456,339               403,179
     Marketing, selling and administrative .......              112,790               108,415
     Depreciation and amortization ...............               67,665                56,556
                                                              ---------             ---------
                                                                636,794               568,150
                                                              ---------             ---------
OPERATING INCOME .................................               90,084               139,636
                                                              ---------             ---------
OTHER INCOME (EXPENSE)
     Interest income .............................                6,797                 1,373
     Interest expense, net of capitalized interest              (59,255)              (31,978)
     Other income (expense) ......................               14,871                (3,503)
                                                              ---------             ---------
                                                                (37,587)              (34,108)
                                                              ---------             ---------
NET INCOME .......................................            $  52,497             $ 105,528
                                                              ---------             ---------
EARNINGS PER  SHARE:
     Basic .......................................            $    0.27             $    0.57
                                                              =========             =========
     Diluted .....................................            $    0.27             $    0.55
                                                              =========             =========

WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic .......................................              192,161               182,467
                                                              =========             =========
     Diluted .....................................              193,516               193,539
                                                              =========             =========


   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                              AS OF
                                                                                 -----------------------------------
                                                                                   MARCH 31,              DECEMBER 31,
                                                                                      2001                   2000
                                                                                  -----------             -----------
                                                                                  (unaudited)
                                                  ASSETS
CURRENT ASSETS
    Cash and cash equivalents ........................................            $   285,724             $   177,810
    Trade and other receivables, net .................................                 62,546                  53,609
    Inventories ......................................................                 31,841                  30,115
    Prepaid expenses and other .......................................                 85,427                  49,185
                                                                                  -----------             -----------
         Total current assets ........................................                465,538                 310,719

PROPERTY AND EQUIPMENT - at cost less accumulated
     depreciation and amortization ...................................              7,589,244               6,831,809
GOODWILL - less accumulated amortization of $130,795 and
     $128,192, respectively ..........................................                286,371                 288,974
OTHER ASSETS .........................................................                545,019                 396,963
                                                                                  -----------             -----------
                                                                                  $ 8,886,172             $ 7,828,465
                                                                                  ===========             ===========

                                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Current portion of long-term debt ................................            $   110,052             $   109,926
    Accounts payable .................................................                159,295                 158,143
    Accrued expenses and other liabilities ...........................                222,829                 200,900
    Customer deposits ................................................                532,225                 443,411
                                                                                  -----------             -----------
         Total current liabilities ...................................              1,024,401                 912,380

LONG-TERM DEBT .......................................................              4,146,145               3,300,170
OTHER LONG-TERM LIABILITIES ..........................................                 69,081                      --

COMMITMENTS AND CONTINGENCIES (NOTE 5)

SHAREHOLDERS' EQUITY
    Common stock ($.01 par value; 500,000,000 shares authorized;
          192,198,114 and 192,122,088 shares issued) .................                  1,922                   1,921
    Paid-in capital ..................................................              2,044,497               2,043,111
    Retained earnings ................................................              1,604,431               1,576,921
    Accumulated other comprehensive income ...........................                  1,873                      --
    Treasury stock (445,266 and 435,180 common shares at cost) .......                 (6,178)                 (6,038)
                                                                                  -----------             -----------
         Total shareholders' equity ..................................              3,646,545               3,615,915
                                                                                  -----------             -----------
                                                                                  $ 8,886,172             $ 7,828,465
                                                                                  ===========             ===========



   The accompanying notes are an integral part of these financial statements.



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

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (UNAUDITED, IN THOUSANDS)


                                                                                    THREE MONTHS ENDED MARCH 31,
                                                                                  ---------------------------------
                                                                                      2001                  2000
                                                                                  -----------             ---------
Operating Activities
      Net income .....................................................            $    52,497             $ 105,528
      Adjustments:
         Depreciation and amortization ...............................                 67,665                56,556
         Accretion of original issue discount ........................                  4,491                    --
      Changes in operating assets and liabilities:
         (Increase) decrease in trade and other receivables, net .....                 (8,937)                5,932
         (Increase) decrease in inventories ..........................                 (1,726)                2,469
         (Increase) in prepaid expenses and other ....................                (19,395)               (3,606)
         Increase (decrease) in accounts payable .....................                  1,152                (6,064)
         Increase (decrease) in accrued expenses and other liabilities                  7,103                (4,223)
         Increase in customer deposits ...............................                 88,814                 5,679
         Other, net ..................................................                (10,942)                1,091
                                                                                  -----------             ---------
      Net cash provided by operating activities ......................                180,722               163,362
                                                                                  -----------             ---------

INVESTING ACTIVITIES
      Purchase of property and equipment .............................               (822,464)              (85,283)
      Other, net .....................................................                 (5,722)               (2,269)
                                                                                  -----------             ---------
      Net cash used in investing activities ..........................               (828,186)              (87,552)
                                                                                  -----------             ---------

FINANCING ACTIVITIES
      Proceeds from issuance of long-term debt .......................              1,055,384                    --
      Repayment of long-term debt ....................................               (275,281)              (14,473)
      Dividends ......................................................                (24,986)              (23,342)
      Other, net .....................................................                    261                 1,436
                                                                                  -----------             ---------
      Net cash provided by (used in) financing activities ............                755,378               (36,379)
                                                                                  -----------             ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS ............................                107,914                39,431
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .....................                177,810                63,470
                                                                                  -----------             ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ...........................            $   285,724             $ 102,901
                                                                                  ===========             =========

SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized ...........................            $    47,943             $  24,602
                                                                                  ===========             =========


   The accompanying notes are an integral part of these financial statements.


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

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

AS USED IN THIS DOCUMENT, THE TERMS "ROYAL CARIBBEAN," "WE," "OUR" AND "US" REFER TO ROYAL CARIBBEAN CRUISES LTD., THE TERM "CELEBRITY" REFERS TO CELEBRITY CRUISE LINES INC. AND THE TERMS "ROYAL CARIBBEAN INTERNATIONAL" AND "CELEBRITY CRUISES" REFER TO OUR TWO CRUISE BRANDS. IN ACCORDANCE WITH CRUISE INDUSTRY PRACTICE, THE TERM "BERTHS" IS DETERMINED BASED ON DOUBLE OCCUPANCY PER CABIN EVEN THOUGH SOME CABINS CAN ACCOMMODATE THREE OR FOUR GUESTS.

NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2000.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters ended March 31, 2001 and 2000 (in thousands, except per share amounts):

                              FIRST QUARTER ENDED MARCH 31, 2001    FIRST QUARTER ENDED MARCH 31, 2000
                              ----------------------------------    -----------------------------------
                               INCOME     SHARES    PER SHARE         INCOME      SHARES    PER SHARE
                               ------     ------    ---------         ------      ------    ---------

Net income                     $ 52,497                               $ 105,528
Less: preferred stock
      dividends                      --                                  (1,933)
                              ----------                            ------------
Basic earnings per share       $ 52,497   192,161      $ 0.27         $ 103,595   182,467       $ 0.57
                                                   ===========                              ===========
Effect of dilutive securities:
       Stock options                        1,355                                   2,634
       Convertible
         preferred stock             --        --                         1,933     8,438
                              ---------- ---------                  ------------ ---------
Diluted earnings per share     $ 52,497   193,516      $ 0.27         $ 105,528   193,539       $ 0.55
                              ========== ========= ===========      ============ =========  ===========


NOTE 3 - LONG-TERM DEBT

In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option(TM) Notes due 2021, respectively. The Liquid Yield Option(TM) Notes are zero-coupon bonds with a yield to maturity of 4.875% that are convertible into 17.7 million shares of common stock if the market price of our common stock reaches certain targeted levels prior to quarter end. These conditions were not met at March 31, 2001 and therefore, the convertible feature is not included in the earnings per share calculation. Beginning on February 2, 2005, we may redeem the Liquid Yield Option(TM) Notes at their accreted value for cash as a whole at any time or from time to time in part. Additionally, at the option of the holders, we may be




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

required to repurchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011. If the options are exercised, we may elect to repurchase the securities in cash, common stock, or a combination thereof.

NOTE 4 - SHAREHOLDERS' EQUITY

During the first quarters ended March 31, 2001 and 2000, we declared cash dividends on common shares of $0.13 and $0.11 per share, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. We currently have eight ships on order for an additional capacity of 19,718 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $273.0 million as of March 31, 2001. Additional deposits are due prior to the dates of delivery of $198.1 million, $121.8 million, and $27.8 million in 2001, 2002 and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion, and $1.2 billion for 2001, 2002 and 2003, respectively.

LITIGATION. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.



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


OTHER. We have commitments through 2014 to pay a minimum amount for our annual usage of certain port facilities (in thousands):

Year
----

2001                                       $ 12,669
2002                                         15,681
2003                                         15,193
2004                                         16,010
2005                                         15,715
Thereafter                                  128,784
                                           --------
                                          $ 204,052
                                           ========


NOTE 6 - COMPREHENSIVE INCOME

Comprehensive income for the first quarters ended March 31, 2001 and 2000 was as follows (in thousands):

                                                       2001           2000
                                                  -------------    ----------
        Transition adjustment                           $7,775           $ --
             SFAS No. 133
        Net income                                      52,497             --
        Changes related to cash flow
             derivative hedges                          (5,902)            --
                                                  ------------     ----------
        Total comprehensive income                     $54,370          $  --
                                                  ============     ==========



NOTE 7 - ACCOUNTING CHANGE

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No. 133. The implementation of Statement of Financial Accounting Standards No. 133 and the ineffectiveness of cash-flow hedges did not have a material impact on our results of operations or financial position at adoption and during the first quarter.

NOTE 8 - SUBSEQUENT EVENT

In May 2001, we commenced marketing a proposed offering of convertible zero-coupon senior notes for gross proceeds of $300 million, due 2021. The notes have a yield to maturity of 4.75%. Each note is convertible into 15.6675 shares of our common stock if certain conditions are met.



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

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

         o  general economic and business conditions,

         o  cruise industry competition,

         o  changes in cruise industry capacity,

         o the impact of tax laws and regulations affecting our business or our principal shareholders,

         o the impact of changes in other laws and regulations affecting our business,

         o  the impact of pending or threatened litigation,

         o  the delivery schedule of new vessels,

         o  emergency ship repairs,

         o  incidents involving cruise vessels at sea,

         o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

         o  changes in interest rates or oil prices, and

         o  weather.



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


RESULTS OF OPERATIONS

SUMMARY

Revenues for the first quarter of 2001 increased 2.7% to $726.9 million from $707.8 million for the same period in 2000. The increase in revenues was due primarily to an increase in capacity offset by a decline in gross revenue per guest cruise day. The increase in capacity was associated with the additions to the fleet of MILLENNIUM and EXPLORER OF THE SEAS in 2000, and INFINITY in March 2001. The decline in gross revenue per guest cruise day was primarily due to last year's higher-priced Millennium New Year's sailings, which positively affected the first quarter of 2000. Net income for the quarter was $52.5 million, or $0.27 per share on a diluted basis compared to $105.5 million, or $0.55 per share in the first quarter of 2000.

The following table presents statements of operations data as a percentage of total revenues:

                                               FIRST QUARTER ENDED MARCH 31,
                                               -----------------------------
                                                   2001           2000
                                                 ------         ------
Revenues .................................        100.0%         100.0%
Expenses:
     Operating ...........................         62.8           57.0
     Marketing, selling and administrative         15.5           15.3
     Depreciation and amortization .......          9.3            8.0
                                                 ------         ------
Operating Income .........................         12.4           19.7
Other Income (Expense) ...................         (5.2)          (4.8)
                                                 ------         ------
Net Income ...............................          7.2%          14.9%
                                                 ======         ======

Our revenues are seasonal based on the demand for cruises. Recently, demand has peaked during the summer.

REVENUES

Revenues increased 2.7% to $726.9 million in the first quarter of 2001 compared to $707.8 million for the same period in 2000. The increase in revenues for the first quarter was due primarily to a 14.1% increase in capacity offset by a 10.0% decline in gross revenue per guest cruise day. The increase in capacity resulted primarily from the introduction into service of MILLENNIUM and EXPLORER OF THE SEAS in 2000 and INFINITY in the first quarter of 2001. The decline in gross revenue per guest cruise day was primarily due to last year's higher-priced Millennium New Year's sailings, which positively affected the



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

first quarter of 2000, and a decrease in cruise ticket prices. Net revenue per guest cruise day declined by 11% from prior year. Excluding the impact of the Millennium New Year's sailings, net revenue per guest cruise day was down 4% for the quarter. Occupancy for the first quarter was 103.0% compared to 101.7% for the same period in 2000. Because of the U.S. economic slowdown as well as industry supply/demand factors, industry wide cruise ticket pricing has been under downward pressure. We are currently forecasting net yields for the last nine months of 2001 to be down 2% on a year-over-year basis.

EXPENSES

Operating expenses increased 13.2% to $456.3 million for the first quarter of 2001 compared to $403.2 million for the same period in 2000. The increase for the quarter was primarily due to additional costs associated with the increased capacity discussed previously. Operating expenses as a percentage of revenues increased from 57.0% in the first quarter of 2000 to 62.8% for the first quarter of 2001. The increase is due to a decline in the revenue base.

Marketing, selling and administrative expenses increased 4.0% to $112.8 million for the first quarter of 2001 from $108.4 million for the same period in 2000. The increase is due primarily to increased advertising costs. Marketing, selling and administrative expenses as a percentage of revenues were 15.5% and 15.3% for the first quarters of 2001 and 2000, respectively.

Depreciation and amortization increased 19.6% to $67.7 million in the first quarter of 2001 from $56.6 million during the same period in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) increased to $69.8 million in the first quarter of 2001 compared to $41.1 million in 2000. The increase for the quarter is due primarily to an increase in the average debt level due to our fleet expansion program. Capitalized interest increased $1.4 million to $10.5 million in the first quarter of 2001 from $9.1 million for the same period in 2000 due to an increase in expenditures related to the ships under construction.

Included in Other income (expense) for the first quarter of 2001 is approximately $7.2 million of compensation from the shipyard related to the late delivery of INFINITY and $4.8 million of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Net cash provided by operating activities was $180.7 million for the first quarter of 2001 compared to $163.4 million for the first quarter of 2000. The increase was primarily due to the timing of cash receipts related to customer deposits partially offset by a decrease in net income.

Our capital expenditures were $822.5 million for the first quarter of 2001 compared to $85.3 million during the first quarter of 2000. Capital expenditures for the first quarter of 2001 were primarily related to the deliveries of INFINITY and RADIANCE OF THE SEAS as well as deposits for ships under construction. Included in capital expenditures for the first quarter of 2000 were deposits of $64.9 million for ships under construction.

During the first three months of 2001, we paid quarterly cash dividends on our common stock of $25.0 million. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of Senior Notes and Liquid Yield Option(TM) Notes due in 2011 and 2021, respectively. These proceeds were primarily utilized in connection with the deliveries of INFINITY and RADIANCE OF THE SEAS and to repay the $0.3 billion outstanding balance on our $1.0 billion revolving credit facility. (See Note 3 - Long-Term Debt.)

Capitalized interest increased to $10.5 million in the first quarter of 2001 from $9.1 million in the first quarter of 2000. The increase is due to an increase in expenditures related to ships under construction.

FUTURE COMMITMENTS

We currently have eight ships on order for an additional capacity of 19,718 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $273.0 million as of March 31, 2001. Additional deposits are due prior to the dates of delivery of $198.1 million, $121.8 million, and $27.8 million in 2001, 2002 and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion, and $1.2 billion for 2001, 2002 and 2003, respectively.

We also have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the options on or before June 27, 2001.

As of March 31, 2001, we had $4.3 billion of long-term debt. Approximately $110.1 million of this debt is due during the twelve month period ending March 31, 2002.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the



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

sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of March 31, 2001, our liquidity was $1.6 billion consisting of approximately $0.3 billion in cash and cash equivalents and approximately $1.3 billion available on various credit facilities. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to four of the eight ships currently on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.



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



                           INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ROYAL CARIBBEAN CRUISES LTD.
                                    -------------------------------------------
                                               (Registrant)






Date: May 15, 2001                   By: /s/  RICHARD J. GLASIER
                                         --------------------------------------
                                               Richard J. Glasier
                                              EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER




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